January 17, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Prologis, L.P.

Registration Statement on Form S-4

File Number 333-235800

Ladies and Gentlemen:

Prologis, L.P. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form S-4 be accelerated so that it will become effective at 4:00 p.m. eastern time on January 21, 2020, or as soon thereafter as practicable.

Please telephone the undersigned (303-567-5115) or Michael Hermsen of Mayer Brown LLP (312-701-7960) if you have any questions with respect to the foregoing.

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Very truly yours,

PROLOGIS, L.P.

By:	Prologis, Inc., its General Partner

By:	/s/ Michael T. Blair
	Name:	Michael T. Blair
	Title:	Managing Director, Deputy General Counsel